6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  July 16, 2004

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

    Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                             Form 20-F  X       Form 40-F
                                      ----               -----

  Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes         No  X
                                        -----      ----

       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

                       Change on BASF's Supervisory Board


   LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--July 16, 2004--

                  Change on BASF's Supervisory Board;
           Michael Vassiliadis to succeed Dr. Juergen Walter

Michael Vassiliadis will be appointed as a new member of the Supervisory Board of BASF Aktiengesellschaft effective August 1, 2004. Vassiliadis will succeed Dr. Juergen Walter, who will retire from BASF's Supervisory Board as of July 31, 2004. Walter has been a member of this Board since 1988 and will continue to act as deputy chairman of the Supervisory Board of BASF Schwarzheide GmbH.

Until his retirement on March 31, 2004, Walter was a member of the Central Board of Executive Directors of the Mining, Chemical and Energy Industries Union (IGBCE), to which body Vassiliadis was elected effective April 1, 2004. Vassiliadis is also deputy chairman of the Supervisory Board of K + S Aktiengesellschaft.

Michael Grabicki
Phone: +49 621 60-99938
Fax: +49 621 60-92693
michael.grabicki@basf-ag.de

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        BASF Aktiengesellschaft


Date: July 16, 2004                     By: /s/ Elisabeth Schick
                                        ------------------------------------
                                        Name: Elisabeth Schick
                                        Title: Director Site Communications
                                        Ludwigshafen and Europe


                                        By: /s/ Christian Schubert
                                        ------------------------------------
                                        Name: Christian Schubert
                                        Title: Director Corporate Communications
                                        BASF Group